July 12, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Reynolds
Mr. Karl Hiller
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 12, 2018
File No. 001-36550

Gentlemen:

This letter supplements our response dated July 9, 2018 (the “Response”) to your letter dated June 29, 2018, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2017 (the “Form 10-K”). As discussed with the Staff, by this letter, we confirm that we will make the disclosure revisions set forth in Appendix A to the Response in Item 5 of our Form 10-Q for the second quarter of 2018.

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn Senior Vice President and General Counsel